UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

41 Chalton Street

London NW1 1JD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-260711) of Cazoo Group Ltd (the “Company,” “Cazoo”, “we,” “us” or “our”) (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Information Contained in this Form 6-K Report

On September 8, 2022, Cazoo Group Ltd (the “Company”) announced that following a review of a range of strategic options, that it proposes to wind down operations in mainland Europe to focus on its core UK market. A copy of the announcement is included as Exhibit 99.1 to this Form 6-K Report.

Risk Factor

The following Risk Factor titled “We may have difficulties implementing our current growth strategy, which could have a material adverse effect on our business and results of operations” in the Report on Form 6-K filed with the U.S. Securities and Exchange Commission by the Company on June 9, 2022 is replaced with the following Risk Factor:

As a result of our recently announced winddown of operations in mainland Europe, our growth strategy has shifted from seeking to increase our market penetration in the UK and in mainland Europe to pursuing growth in the UK market only. We may have difficulties implementing our strategy of growing in the UK, which could have a material adverse effect on our business and results of operations

On September 8, 2022, we announced the winddown of operations in mainland Europe. Accordingly, our growth strategy will no longer seek to achieve increased market penetration in Europe. Our ability to increase our revenues and pursue our growth and development objectives will depend on our success in carrying out our growth strategy of increasing our market penetration in the UK market only.

A number of factors may affect the achievement of our strategy, including, among others, the expected benefits from our business realignment plan announced in June 2022 and the winddown of our operations in mainland Europe, demand for our vehicles, our ability to locate suitable inventory, our ability to grow organically and identify on an opportunistic basis suitable acquisition candidates in the UK, our ability to obtain funding and macroeconomic trends. We may not be able to fulfill our strategy in the near term or at all. In the event that we continue to grow, we will have to react and adapt to the changing business environment, including the emergence of competitors with digital platforms that are similar to our platform. Growth in the volume of sales may also outstrip our ability to serve customers while maintaining the quality and efficiency of the customers’ car-buying and selling experience. See “— If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, our ability to grow our business may suffer” in our Report on Form 6-K, filed on June 9, 2022.

The costs associated with the pursuit of our growth strategy, whether successful or not, may have a negative impact on our results of operations or an increase in our indebtedness. Furthermore, the time required to pursue our growth strategy could divert management’s attention from other business concerns.

If we fail to realize our strategic objectives in full or in part and in a timely manner, or if the underlying assumptions on which such objectives are based prove to be incorrect, our ability to increase our revenues and profitability as well as our ability to respond to competitive pressures could suffer, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Cazoo Announces Conclusion of Strategic Review of its EU Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: September 8, 2022	By:	/s/ Stephen Morana
Stephen Morana
Chief Financial Officer

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